SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 8)

               American Educational Products, Inc.
               -----------------------------------
                        (Name of Issuer)

             Common Stock, par value $.05 per share
             --------------------------------------
                 (Title of Class of Securities)


                            02553T103
                            ---------
                         (CUSIP Number)


                         David T. Kettig
                     96 Cummings Point Road
                       Stamford, CT 06902
                         (203) 358-8000
                         --------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)


                        January 28, 2000
                        ----------------
              (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:


                        Page 1 of 7 pages

                          SCHEDULE 13D
CUSIP No. 02553T103

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     G.C. Associates Holdings Corp.
_________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)
     Not applicable.                         (b)
_________________________________________________________________
3)   SEC USE ONLY
__________________________________________________________________
4)   SOURCE OF FUNDS
     Not applicable.
_________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     Not applicable.
_________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
_________________________________________________________________
                    7)   SOLE VOTING POWER
NUMBER OF                690,230
SHARES           ________________________________________________
BENEFICIALLY        8)   SHARED VOTING POWER
OWNED BY                 -0-
EACH             ________________________________________________
REPORTING           9)   SOLE DISPOSITIVE POWER
PERSON                   690,230
WITH             ________________________________________________
                    10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     690,230
_________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
     Not applicable.
_________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     50.9%
_________________________________________________________________
14)  TYPE OF REPORTING PERSON
     CO
_________________________________________________________________

                        Page 2 of 7 pages

                          Schedule 13D
                          ------------

Item 1.   Security and Issuer.
          --------------------
     The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.   Purpose of Transaction.
          -----------------------
     On January 28, 2000, GC submitted to the Company a proposal (attached as Exhibit C hereto) under Rule 14a-8 of the Securities Exchange Act of 1934 to amend the Company's articles of incorporation. If adopted by shareholders, the amendment would require the Board, upon receipt of an appropriate offer to purchase the Company (as defined in such proposed amendment), to give shareholders the right to determine whether to accept such offer. In the past, the Board has been unwilling to provide shareholders with the opportunity to decide for themselves whether a bona fide offer to sell the Company is acceptable.

     The Board has continued to attempt to grant its members an inordinate number of stock options, even though such grants are counterproductive to economic value for shareholders, have been explicitly rejected by shareholders, and the Company's common stock has consistently underperformed market indices and its peer group. According to the Company's annual report for 1998, as of December 1998, the Company had a total of 58,750 incentive stock options and 160,000 non-qualified stock options outstanding and unexercised. These options represent an amount equal to approximately 20% of the Company's currently outstanding shares of common stock.

     At the Company's Annual Meeting of Shareholders in 1998, shareholders rejected a request of the Board to increase by an additional 200,000 the number of shares which the Company was authorized to issue pursuant to the exercise of options granted under the Company's 1997 Stock Incentive Plan - approximately another 20% of the Company's total outstanding shares.

     Among the shareholders of the Company who voted against the Board's proposed increase were GC, an affiliate of Geneve Corporation. At the time, two persons designated by Geneve Corporation served as members of the Board and likewise opposed the increase supported by the remaining five Board members.

     Notwithstanding shareholders' rejection of the proposed increase, the Board persisted and adopted the Company's 1998 Non-Qualified Stock Option Plan (the "1998 Plan"), again over the objection of the Board representatives of Geneve Corporation. Essentially the 1998 Plan authorized what shareholders had rejected - an additional 200,000 stock options. At the

                        Page 3 of 7 pages

Company's 1999 Annual Meeting of Shareholders, the Board again asked the shareholders to authorize the grant under the 1997 Stock Incentive Plan of an additional 200,000 options (to replace those authorized under the 1998 Plan). GC again voted against the proposal, and the shareholders again defeated the proposal.

     On November 14, 1999, Geneve Corporation made an offer to purchase all of the assets and substantially all of the liabilities (exclusive of indebtedness) of the Company for a cash price of $17 million. Such offer also indicated that GC would be amenable to restructuring the transaction as a cash merger or similar stock transaction with an adjustment in the purchase price. The Board did not forward the offer to shareholders for their approval.

     In correspondence to GC, the Company's management reported the Board's belief that the proper value of the Company's common stock is, in its opinion, greater than the price currently offered on the public market and greater than the value of GC's offer. GC would give serious consideration to disposing of its holdings, along with all other shareholders, in the event such a value could be obtained. GC's proposed amendment would require the Board, upon receipt of an appropriate offer relative to historical closing market prices, to take certain actions, including forwarding to shareholders the terms of such offer, the retention of an investment banking firm, the establishment of an independent committee of the Board, the solicitation of other offers to purchase the Company and the submission of the best offer to shareholders for a vote. GC is not alone in its view that the Company should be sold; at least one other shareholder, who also represents holders of a significant amount of the Company's outstanding common stock, has indicated to the Company his view that it should be sold.

     A review of the Company's performance, both fundamentally and on the stock market, raises the question of whether the Company might not be operated more appropriately as a private company, and thereby benefit from the associated cost-savings. The pattern of corporate underperformance, coupled with the Board's seeming willingness to reward its members for guiding the Company to below-market returns, suggests that shareholders should be given authority to decide for themselves whether to accept a bona fide offer to purchase the Company. The proposed amendment will permit shareholders to do so. If the amendment is adopted, GC may elect to submit an offer or sell its shares in the event an offer is forthcoming from a third party or otherwise.

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------
     C.   Proposal to Amend the Articles of Incorporation of
          American Educational Products, Inc.

                        Page 4 of 7 pages

                            SIGNATURE
                            ---------

          After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000


                                   /s/ David T. Kettig
                                   ---------------------
                                   Name: David T. Kettig



                        Page 5 of 7 pages

                            EXHIBIT C



               Shareholder Empowerment Resolution

RESOLVED, that the articles of incorporation of American
Educational Products, Inc. (the "Company") hereby be amended to add a new Article XII, which shall read in its entirety as follows:

ARTICLE XII: Should the Company receive a bona fide offer for the sale or merger of the Company (the "Triggering Offer") at a price per share greater than (i) the average daily closing price of the Company's common stock over (A) the 30-day period immediately prior to the Triggering Offer, if more than 100,000 shares were traded therein, or (B) the 90-day period immediately prior to the Triggering Offer, if fewer than 100,000 shares were traded therein, or (ii) if neither of such criteria is met, the average daily closing price for the period in which 100,000 shares of the Company's common stock were most recently traded, the Board of Directors shall take the following measures:

(a) Within ten days, communicate the terms of the Triggering Offer to shareholders and retain an investment banking firm for the specific purposes of evaluating the Triggering Offer and soliciting offers to acquire the Company by sale or merger;

(b) Contemporaneously establish a committee of the Board consisting of all directors who are not (i) current or former officers of the Company, (ii) related by blood or marriage to a current or former officer or employee of the Company or (iii) affiliated with the person making the Triggering Offer. After considering the Triggering Offer and any offers received pursuant to subsection (a), the committee shall, within a reasonable time not to exceed 45 days following receipt of the Triggering Offer, identify to the Board the best available offer (the "Best Offer") to acquire the Company by sale or merger;

(c) Adopt a plan of merger based upon the Best Offer (the "Plan"), in accordance with Section 7-111-101 of the Business Corporation Act of the State of Colorado (the "BCA"), and convene, for the stated purpose of considering the Plan, a special meeting of shareholders to be held within 90 days of receipt of the Triggering Offer. The Board may but need not recommend the Plan to the shareholders for approval; and

(d) Transmit the Plan to the shareholders for approval pursuant to Section 7-111-103(5) of the BCA.

                        Page 6 of 7 pages

     Statement Supporting Shareholder Empowerment Resolution


  The proposal permits shareholders to determine whether to

accept offers to purchase the Company. Over the past year, the

Board has refused to forward for vote any offer to shareholders while simultaneously seeking to grant an inordinate number of stock options to insiders, even though those options are

counterproductive to economic value for shareholders. The

Company's stock price dramatically underperforms market indices and the Company's industry peer group. The proposal would require the Board, after receiving an appropriate offer relative to

historical closing market prices, to solicit other offers and submit the best offer to shareholders for a vote. Accordingly,

shareholders are given the power to determine for themselves whether sale proposals are acceptable.





                        Page 7 of 7 pages